MIRZAM

Letter Agreement

May 1, 2010

To: Unified Series Trust
2960 N. Meridian St., Suite 200
Indianapolis, Indiana 46208

Dear Sirs:

You have engaged us to act as the investment adviser to the Mirzam Capital Appreciation Fund (the "Fund") pursuant to a Management Agreement approved by the Board of Trustees.

Effective as of May 1, 2010, we hereby agree to waive our management fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund's total annual operating expenses, excluding brokerage fees and commissions; borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short); any 12b-1 fees, taxes; extraordinary litigation expenses; and any indirect expenses, such as fees and expenses incurred by other investment companies in which the Fund may invest; at 1.49% of the Fund's average daily net assets. This Agreement shall continue in place until the earlier to occur of November 30, 2013, or such date as the Fund is terminated or liquidated in accordance with the provisions of the Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap.

Each waiver or reimbursement of an expense by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the above expense limitation.

Very truly yours,

Mirzam Asset Management, LLC

By: [signature]
Name: C. R. MORRIS
Title: PRESIDENT

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By: [signature]
John C. Swhear, Senior Vice President